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October 15, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN. Ms. Patsy Mengiste
      Document Control - EDGAR

          RE: RiverSource Equity Series, Inc.
                 RiverSource Mid Cap Growth Fund

          Post-Effective Amendment No. 106
          File No. 2-13188/811-772

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 106 on Form N-1A pursuant to Rule 485(a)(1) for the following purposes:

     (a)  To comply with the amendments to Form N-1A; and

     (b) To add Class R2, Class R3 and Class R5 to RiverSource Mid Cap Growth Fund consistent with our request granted on October 23, 2006 under Rule 485(b)(1)(vii).

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Andrew Kirn at 612-678-9052.

Sincerely,


/s/ Scott R. Plummer
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    Scott R. Plummer
    Vice President, General Counsel
    and Secretary RiverSource Equity Series, Inc.